Exhibit 99.1

NEWS RELEASE

Chifeng Jilong Gold Completes the Acquisition of Golden Star Resources

Toronto, January 28, 2022 – Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") and Chifeng Jilong Gold Mining Co., Ltd. (SHSE: 600988) (“Chifeng”) are pleased to announce the completion of the previously announced plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Transaction”), involving the Company, Chifeng and its subsidiary Chijin International (Hong Kong) Limited (“Chijin”), and Chijin’s assignee Kefei Investment (BVI) Limited (the “Assignee”), pursuant to the arrangement agreement dated October 31, 2021, as amended by an amending agreement dated November 24, 2021 and an assignment and assumption agreement dated December 21, 2021 (collectively, the “Arrangement Agreement”), following the receipt of all required regulatory approvals and satisfaction of all closing conditions.

The Transaction

Pursuant to the Arrangement Agreement, Chifeng, through Chijin and the Assignee acquired all of the issued and outstanding common shares of Golden Star for US$3.91 in cash (equivalent to approximately C$4.85 as of October 31, 2021) per share, which equated to a total Transaction value of approximately US$470 million on a fully-diluted, in-the-money basis.

Further details of the Transaction are set out in the Company’s management information circular dated November 25, 2021 (the “Circular”). A copy of the Circular was filed on SEDAR on December 6, 2021 and can be found under Golden Star’s profile at www.sedar.com.

The common shares of Golden Star are expected to be delisted from (i) the NYSE American within approximately ten calendar days, (ii) the Toronto Stock Exchange within two to three business days and (iii) the Ghana Stock Exchange within eight business days. In addition, Golden Star will apply to cease to be a reporting issuer or its equivalent under U.S., Canadian and Ghanaian securities laws.

In the meantime, the Company has requested that trading of the common shares of Golden Star on the NYSE American be suspended and that the NYSE American file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”), notifying the SEC of the delisting of the common shares of Golden Star on the NYSE American and the deregistration of the Company’s registered securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends to suspend its reporting obligations under the Exchange Act by filing a Form 15 with the SEC approximately ten days following the filing of the Form 25. The deregistration will become effective 90 days after the filing of the Form 15 or such shorter period as may be determined by the SEC. The Company’s obligations to file with the SEC certain reports and forms, including Form 40-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Advisors

In connection with the Transaction, Golden Star engaged Canaccord Genuity Corp. as its exclusive financial advisor as well as Fasken Martineau DuMoulin LLP and Davis Graham & Stubbs LLP as its respective Canadian and United States legal advisors. Canaccord Genuity Corp. provided a fairness opinion to Golden Star’s Board of Directors. In connection with the Transaction, Chifeng engaged Stifel Nicolaus Canada Inc. and First Asia Group Ltd. as its financial advisors as well as Goodmans LLP as its legal advisor.

Chifeng Profile

Chifeng is an international gold mining company listed on the Shanghai Stock Exchange with a market capitalization of approximately US$3.7 billion. It operates five mining assets, including the world-class Sepon gold mine in Laos. In 2018, Chifeng acquired Sepon before undertaking significant capital expenditures to redevelop the gold processing facility in order to double its future gold production.

For further information, please visit www.gsr.com or contact:

Jesse Huang

VP Corporate Development

jhuang@gsr.com

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian securities laws (collectively, “forward-looking statements”). Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might", or "will” be taken, occur or be achieved or the negative connotation thereof. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks, assumptions and uncertainties that could cause facts to differ materially. Accordingly, you should not place undue reliance on the forward-looking statements and information contained in this news release.

Forward-looking statements may include but are not limited to the anticipated timing of delisting of the common shares of Golden Star; the reporting issuer status or its equivalent of Golden Star; the expected suspension of trading of the common shares of Golden Star on the NYSE American; the suspension of reporting obligations under the Exchange Act; and the deregistration of the Company registered securities under the Exchange Act.

Forward-looking statements are based on the assumptions, opinions and estimates of management as of the date such statements are made and involve known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Although Golden Star’s management believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect. Such risks, uncertainties and factors include, without limitation: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; developments in Ghana that may have an adverse impact on Golden Star; risks related to current global financial conditions including financial and other risks resulting from the impact of the COVID-19 global pandemic; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favorable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; the quantum and timing of receipt of the proceeds from the sale by the Company of its interest in Bogoso-Prestea; risks related to indebtedness and the service of such indebtedness; and general business, economic, competitive, political, health and social uncertainties.

Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial condition and results of operations for the year ended December 31, 2020 and in our annual information form for the year ended December 31, 2020 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event, except as may be required by applicable securities laws. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Source: Golden Star Resources Ltd.